Exhibit 99.2

Zug, March 30, 2015

To the shareholders of Auris Medical Holding AG

Notice of Annual General Meeting

Date: Wednesday, April 22, 2015, 10.30 a.m. (doors open 10.00 a.m.)

Place: Theater Casino Zug, Artherstrasse 2-4, 6300 Zug, Switzerland

Agenda

1.	Approval of the Annual Report of Auris Medical Holding AG, the financial statements of Auris Medical Holding AG and the Group Consolidated Financial Statements for the 2014 financial year

The Board of Directors proposes approval.

2.	Discharge from liability of the members of the Board of Directors and the Executive Committee

The Board of Directors proposes discharge from liability for its members and for the members of the Executive Committee for the 2014 financial year.

3.	Appropriation of the financial result

Balance brought forward	CHF 34,193,525
Net income 2014	CHF 34‘193‘520
Net income as per balance sheet	CHF 34,193,525

The Board of Directors proposes to carry forward the balance of CHF 34,193,525.

4.	Votes on compensation for the members of the Board of Directors and the Executive Committee

In accordance with Article 21 of the articles of association the General Meeting shall approve prospectively the maximum aggregate amount of compensation for the Board of Directors for the following term of office up to the following Annual General Meeting as well as the maximum aggregate amount of compensation for the Executive Committee for the 2016 financial year. Further information on the proposals for compensation as well as the Compensation Report 2014 is available electronically in the Investor Relations section of the Company’s website www.aurismedical.com.

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4.1.	Aggregate amount of compensation for the Board of Directors for the period from the 2015 Annual General Meeting to the 2016 Annual General Meeting

The Board of Directors proposes to approve a maximum aggregate compensation of CHF 600,000  (gross amount) for the members of the Board of Directors for the period from the 2015 Annual General Meeting to the 2016 Annual General Meeting.

4.2	Aggregate amount of compensation for the members of the Executive Committee for the 2016 financial year

The Board of Directors proposes to approve a maximum aggregate compensation of CHF 2,000,000 (gross amount) for the members of the Executive Committee for the 2016 financial year.

5.	Re-election of the Chairman and members of the Board of Directors, Election to the Board of Directors

Dr. Alain Munoz has decided not to stand for re-election at the 2015 Annual General Meeting. The Board of Directors sincerely thanks Alain Munoz for his many years of distinguished service and for his dedication and commitment to Auris Medical.

The Board of Directors proposes the re-election of Thomas Meyer, PhD (as member and Chairman of the Board of Directors), Prof. Wolfgang Arnold, MD, James Healy, MD, PhD, Oliver Kubli, Antoine Papiernik as well as the election of Berndt Modig, CPA, MBA and Calvin Roberts, MD, as members of the Board of Directors, each for a term of office until the end of the next Annual General Meeting.

5.1	Re-election of Thomas Meyer, PhD, as member and Chairman of the Board of Directors

5.2	Re-election of Prof. Wolfgang Arnold, MD as member

5.3	Re-election of James Healy, MD, PhD as member

5.4	Re-election of Oliver Kubli as member

5.5	Re-election of Antoine Papiernik as member

5.6	Election of Berndt Modig as member

Berndt A. Modig is a Certified Public Accountant and has an MBA from INSEAD. He was the Chief Financial Officer of Prosensa Holding N.V., a company dedicated to the development of treatments of neuromuscular and neurodegenerative disorders such as Duchenne Muscular Dystrophy, from 2010 up to its recent sale to Biomarin. Prior to that, he was the CFO of Jerini AG, another publicly listed biotechnology company, and held various management positions in industry, finance and private equity groups. He started his professional career in the auditing practice of Price Waterhouse. Berndt Modig is a member of the Board of Directors and the Audit Committee of Affimed N.V. He meets the independence criteria set forth by the Nasdaq Listing Standards and the Board of Directors.

5.7	Election of Calvin Roberts, MD as member

Calvin W. Roberts, MD, is Chief Medical Officer at Bausch + Lomb and Senior Vice President and Chief Medical Officer, Eye Care of Valeant Pharmaceuticals. He joined Bausch + Lomb in 2011. Dr. Roberts is a specialist in cataract and refractive surgery and has been a pioneer in the use of ophthalmic non-steroidals. Since 1982 he has been a Clinical Professor of Ophthalmology at Weill Medical College of Cornell University; in addition, he had a private ophthalmology practice in New York City between 1998 and 2008. He is the author of over 50 peer-reviewed articles. Dr. Roberts has been a member of the Board of Directors and the Audit Committee of Alimera

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Sciences, Inc., since it was founded in 2003. He meets the independence criteria set forth by the Nasdaq Listing Standards and the Board of Directors.

6.	Re-elections and election to the Compensation Committee

The Board of Directors proposes the re-election of Antoine Papiernik and Prof. Wolfgang Arnold, MD, and the election of James Healy, MD, PhD as members of the Compensation Committee, each for a term of office until the end of the next Annual General Meeting. The Board of Directors intends to designate Antoine Papiernik, as Chairman of the Compensation Committee again, subject to his re-election as a member of the Compensation Committee.

7.	Re-election of the Auditors

The Board of Directors proposes the re-election of Deloitte AG as statutory Auditors of Auris Medical Holding AG for the 2015 financial year.

8.	Re-election of the Independent Proxy

The Board of Directors proposes the re-election of Sandro G. Tobler, Attorney at Law and public notary, Zug, as Independent Proxy of Auris Medical Holding AG for a term of office until the end of the next Annual General Meeting.

For the Board of Directors

The Chairman:

Thomas Meyer, PhD

(The original German text is binding)

Enclosures (in the mailing to shareholders recorded in the Company’s share registered as of March 30, 2015):
•	Admission ticket for the 2015 Annual General Meeting
•	Proxy form for the 2015 Annual General Meeting
•	Annual Report 2014
•	Audit Report
•	Compensation Report
•	Form 20-F

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Organizational Notes

Annual Report
The Annual Report of Auris Medical Holding AG (including the financial statements of Auris Medical Holding AG and the Group Consolidated Financial Statements for the 2014 financial year), the Compensation Report as well as the statutory auditor’s reports on each one are available for inspection by shareholders at the registered office of the Company. In addition, the Annual Report and the Compensation Report are available in the Investor Relations section of the Company’s website at www.aurismedical.com.

Tickets of admission
Tickets and voting materials will be sent to all shareholders recorded in the Company’s share register as of March 30, 2015 or may be requested at any time before April 20, 2015 by shareholders with proof of ownership. Requests for tickets of admission that are received after April 20, 2015 cannot be taken into account. Voting rights may only be exercised for shares recorded in the share register on the Record Date (April 20, 2015) or for which proof of ownership has been provided and accepted on the Record Date.

Appointment of proxy
A shareholder may appoint another shareholder with the right to vote, a third party, the Independent Proxy (Sandro G. Tobler, lic.iur., Attorney at Law and notary public, BKS Advokatur Notariat, Alpenstrasse 2, 6300 Zug, Switzerland), or his legal representative to act as proxy to represent his or her shares at the Annual General Meeting. Proxies may only be appointed for one Annual General Meeting. Shareholders may use the enclosed form to appoint the Independent Proxy and give voting instructions. Please send the form together with the Admission Ticket directly to the Independent Proxy.

Cocktail
Following the Annual General Meeting a cocktail will be offered.

In case of questions relating to the Annual General Meeting please contact:

Auris Medical Holding AG
Sven Zimmermann, PhD, CFO
Bahnhofstrasse 21
6300 Zug
Phone +41 41 729 71 94
Investors@aurismedical.com

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